April 25, 2005


Via Facsimile at (925) 631-9119 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

	Re:	Secured Income L.P.
Response letter dated April 19, 2005
Schedule TO-T filed March 7, 2005 by MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC, MacKenzie Specified Income Fund, L.P.; MP Value
Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC, Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC; MPF-NY 2005, LLC; MacKenzie Patterson Fuller,
Inc.; and C.E. Patterson
SEC File No. 5-54251

Dear Mr. Patterson:

	We are in receipt of the letter you have submitted to the staff on April 19, 2005 in response to our comments issued on April 5, 2005. As we discussed over the phone, because you did not respond to our comments until after the expiration of the offer, please provide us with an explanation as to why you believe that the requested changes did not need to be made prior to the expiration of the offer.
Specifically, tell us whether the information you provided in response to our comments materially changed the information that you have already provided to security holders. We may have further comment upon receipt of your response.
      Direct any questions regarding our comments to me at (202)
551-
3264.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


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April 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE